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DSM Press Release

RECEIVED
2006 SEP -8 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

SUPPL

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH [redacted]lands
Tele[redacted]740680
Inter[redacted]
E-ma

06016672

33E

Heerlen (NL), 1 September 2006

Appointment Business Group Director DSM Food Specialties

Alexander Wessels (42) has been appointed Business Group Director DSM Food Specialties with effect from 1 October this year. He is currently Group Director – Group Industrial Products at Campina.

During his career Alexander (Xander) Wessels fulfilled various roles at Unilever, ICI (Quest International) and Campina (DMV International) in the areas of product management, business development, key account management and general management. In his current role at Campina he is responsible for the B2B pharma, nutrition and food ingredients business world wide via the Group's companies DMV-International, Creamy Creation, Nutrifeed and Campina International.

Xander studied Molecular Sciences at the University of Wageningen, the Netherlands, as well as Business Administration at the Krannert Graduate School of Management, USA.
In his new position he will succeed Rob van Leen who has been appointed Chief Innovation Officer as of January 1st, 2006.

DSM Food Specialties

DSM Food Specialties is a leading producer of value-added ingredient solutions for the international food and beverage industries. With 1400 employees active in 25 locations worldwide, DSM Food Specialties is a truly global player. More information about DSM Food Specialties can be found at www.dsmfoodspecialties.com

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

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For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

PROCESSED
SEP 11 2006
THOMSON FINANCIAL